February 2, 2021

TO:	BRITISH COLUMBIA SECURITIES COMMISSION

AND TO:	ALBERTA SECURITIES COMMISSION
FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
QUÉBEC AUTORITÉ DES MARCHES FINANCIERS
FINANCIAL AND CONSUMER SERVICES COMMISSION (NEW BRUNSWICK)
NOVA SCOTIA SECURITIES COMMISSION
OFFICE OF THE SUPERINTENDENT OF SECURITIES (PRINCE EDWARD ISLAND)
OFFICE OF THE SUPERINTENDENT OF SECURITIES (NEWFOUNDLAND AND LABRADOR)
OFFICE OF THE YUKON SUPERINTENDENT OF SECURITIES
OFFICE OF THE SUPERINTENDENT OF SECURITIES (NORTHWEST TERRITORIES)
OFFICE OF THE SUPERINTENDENT OF SECURITIES (NUNAVUT)

AND TO:	HIVE BLOCKCHAIN TECHNOLOGIES LTD. (THE "CORPORATION")

RE:	PROSPECTUS SUPPLEMENT DATED FEBRUARY 2, 2021 (THE “PROSPECTUS
SUPPLEMENT”) OF THE CORPORATION

We refer you to the Prospectus Supplement, which is being filed by the Corporation with the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, the Northwest Territories and Nunavut.

We, as counsel to the Company, hereby consent to the use of and reference to our firm name, as set forth under the heading “Interest of Experts” and to the reference to our name and inclusion of our opinion under the heading “Eligibility for Investment” (collectively, the “Statements”).

We confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained therein or that is within our knowledge as a result of the services we performed in connection with the Statements.

Yours very truly,

PETERSON McVICAR LLP

/s/ “Peterson McVicar LLP”

Per:

Peterson McVicar LLP